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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the years ended December 31, 2002 and 2001

OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________to_____________________

Commission file number 1-9759

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

IMC Global Inc. Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMC GLOBAL INC. 100 S. Saunders Road Suite 300 Lake Forest, Illinois 60045-2561 847-739-1200

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IMC Global Inc. Profit Sharing and Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2002 and 2001

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Report of Independent Auditors

Plan Administrator
   IMC Global Inc.
   Profit Sharing and Savings Plan

We have audited the accompanying statements of assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

April 25, 2003
Chicago, Illinois

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EIN 36-3492467
Plan #004

Statements of Assets Available for Benefits

December 31

	2002	2001

Assets

Cash	$ 69,111	$ 51,688
Interest in master trust fund	57,756,646	51,822,232
Investments, at fair value	106,423,118	125,530,096
Receivables:
Participant contributions	206,557	202,110
Employer contributions	4,167,312	3,520,260
Total receivables	4,373,869	3,722,370
Assets available for benefits	$168,622,744	$181,126,386

See accompanying notes.

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Statements of Changes in Assets Available for Benefits

Year ended December 31

	2002	2001

Additions

Investment income (loss):
Interest and dividends	$ 2,136,585	$1,911,479
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	(17,315,991)	(1,401,122)
IMC Global Inc. common stock	(2,529,584)	7,397,624
Income (loss) from master trust funds	2,898,369	(147,201)
Total investment income (loss)	(14,810,621)	7,760,780
Contributions:
Participants	7,137,422	4,745,802
Employer	7,614,368	5,868,872
Total contributions	14,751,790	10,614,674
Transfers from other plans	511,910	98,044,307
Total additions	453,079	116,419,761

Deductions

Distributions	12,949,221	7,963,582
Transfers to other plans	-	30,777,660
Administrative fees	7,500	4,500
Total deductions	12,956,721	38,745,742
Net increase (decrease)	(12,503,642)	77,674,019
Assets available for benefits - Beginning of year	181,126,386	103,452,367
Assets available for benefits - End of year	$168,622,744	$181,126,386

See accompanying notes.

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Notes to Financial Statements
Years ended December 31, 2002 and 2001

1.   Description of the Plan

The following description of the IMC Global Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on March 1, 1988, for salaried employees of IMC Global Operations Inc. (a wholly owned subsidiary of IMC Global Inc.) and its wholly owned domestic subsidiaries (the Company). Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2001, the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan merged into the Plan. In November 2001, the Company sold its Salt division, and as a result, the assets related to the accounts of the Salt division participants were transferred to the acquirer's qualified plan.

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions from 1% to 80% (up to 15% prior to April 1, 2002) of participants' eligible pay (subject to Internal Revenue Service (IRS) limits) in before-tax dollars, after-tax dollars, or a combination of both. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2002 and 2001, the Company matched up to 6% of a participant's eligible pay as follows:  $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant's eligible pay and $.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant's eligible pay. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions, initially deposited to the IMC Global Stock Fund, may be in the form of cash or shares of IMC Global Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

Prior to October 1, 2001, the Plan's investments were administered by Marshall & Ilsley Trust Company. Upon joining the Plan, participants could direct their contributions, Company matching contributions, and Company profit-sharing contributions to a selection of nine investment fund options, three of which were pooled funds shared only by other IMC Global, Inc. and IMC-Agrico MP, Inc. 401(k) plans. Effective October 1, 2001, the Plan's investments are administered by Putnam Fiduciary Trust Company. A selection of fifteen investment options are offered, one of which is a pooled fund shared by another IMC Global, Inc. plan. Additionally, one of the investment options offered as of October 1, 2001, is a self-directed brokerage account whereby participants can invest self-directed contributions in a variety of investments, including mutual funds, stocks, and bonds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used to offset Company contributions.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, active participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for six months.

Participants who terminate their employment and have an account balance in excess of $5,000 may:  (1) receive their distribution in a lump sum; (2) defer their lump sum payment to no later than age 70 1/2; or (3) receive annual installment payments for up to 10 years. Participants may be entitled to additional forms of payment, or may need to obtain spousal consent to a distribution or withdrawal if:  the participant had an account balance from another qualified plan; and that plan was maintained by a company that was acquired by the Company; and the participant's account balance was transferred to this Plan.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of master trust funds and mutual funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust is allocated monthly to each participating plan based on the ratio of each plan's equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3.   Investment in Master Trust Funds

Assets of the IMC Global Bond Fund, the IMC Global Stock Fund, and the Stable Value Fund are invested in shares of IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The Plan's investment in the IMC Global Bond Fund and IMC Global Stock Fund was liquidated October 1, 2001. The Plan held a 89% interest in the Stable Value Fund at December 31, 2002 and 2001.

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the Stable Value Fund as of December 31, 2002 and 2001, were as follows:

December 31

	2002	2001
Putnam Stable Value Fund	$42,880,827	$27,562,372
Guaranteed Investment Contracts:
Business Mens Assurance Co.	3,208,624	3,208,624
Rabobank Nederland	1,311,568	1,982,509
Allstate Life Insurance Co.	4,123,600	4,123,600
Ohio National Life Insurance Co.	5,897,213	5,550,318
SunAmerica Life Insurance Co.	-	4,100,827
John Hancock Life Insurance Co.	1,873,983	1,766,076
Connecticut General Life Insurance Co.	4,989,480	4,736,098
Protective Life Insurance Co.	1,061,734	5,135,939
Pending investment transactions	(194,227)	38,847
Net assets	$65,152,802	$58,205,210

Earnings and expenses in the pooled balance for the year ended December 31, 2002, are summarized as follows:

Stable Value Fund
Interest income	$3,266,384
Investment expenses	(7,019)
$3,259,365

Earnings (losses) and expenses in the pooled balances in 2001, are summarized as follows:

	Period ended October 1, 2001		Year ended December 31, 2001
	IMC Global Bond Fund	IMC Global Stock Fund	Stable Value Fund
Interest and dividend income	$ 223,947	$ 125,078	$ 3,840,727
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common collective trust fund	(1,720)	-	-
IMC Global Inc. common stock	-	(10,341,128)	-
Guaranteed investments contracts	-	-	42,416
Investment expenses	-	-	(106,382)
	$ 222,227	$(10,216,050)	$ 3,776,761

4.   Significant Investments

Individual investments that represent 5% or more of assets available for benefits were as follows:

	December 31
	2002	2001
Mutual funds:
Fidelity Magellan Fund	$16,130,902	$22,719,921
Putnam Equity Income Fund	22,413,093	26,288,250
Putnam Asset Allocation - Balanced Portfolio	9,423,103	12,546,415
S&P 500 Index Fund	13,044,215	16,533,993
PIMCO Total Return Fund	10,467,150	*
IMC Global Inc. common stock	17,004,266	24,158,817

*Below 5% threshold.

5.   Federal Income Tax Status

The IRS ruled on September 18, 2002, that the Plan qualified under Section 401(a) of the IRC, and therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2002	2001
Assets available for benefits per the financial statements	$168,622,744	$181,126,386
Deemed distributions of participant loans	(126,796)	-
Assets available for benefits per the 5500	$168,495,948	$181,126,386

Year ended December 31, 2002
Benefits paid to participants per the financial statements	$12,949,221
Add: Deemed distribution of participant loans at December 31, 2002	126,796
Less: Deemed distribution of participant loans at December 31, 2001	-
Benefits paid to participants per the Form 5500	$13,076,017

Deemed distributions are recorded on the Form 5500 but are not recorded on the financial statements.

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Supplemental Schedule

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Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of Issuer	Description	Number of Shares	Current Value
Putnam Fiduciary Trust Company*	Putnam Equity Income Fund	1,775,998	$ 22,413,093
	Putnam S&P 500 Index Fund	602,783	13,044,215
	Putnam Asset Allocation - Balanced Portfolio	1,125,818	9,423,103
	Putnam International Growth Fund	143,703	2,373,978
	Putnam Investors Fund	32,651	290,919
	Capital Guardian Emerging Markets Equity Fund	76,064	444,216
	Putnam Asset Allocation - Growth Portfolio	45,976	366,427
	Putnam Asset Allocation - Conservative Portfolio	48,321	383,673
	Self-directed brokerage account	-	583,189
Fidelity Management Trust Company	Fidelity Magellan Fund	204,292	16,130,902
T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock Fund	371,987	7,997,721
PIMCO	PIMCO Total Return Fund - Institutional	980,989	10,467,150
Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund	65,992	1,372,620
IMC Global Inc.*	IMC Global Inc. common stock	1,593,652	17,004,266
Loans to participants	Varying maturities with interest rates ranging from 5.25% to 10%	-	4,127,646
			$106,423,118

*Indicates party in interest to the Plan.

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Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-22079) pertaining to the IMC Global Inc. Profit Sharing and Savings Plan of our report dated April 25, 2003, with respect to the financial statements and schedule of the IMC Global Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

June 24, 2003
Chicago, Illinois

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SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 IMC Global Inc. Profit Sharing and Savings Plan

Stephen P. Malia Stephen P. Malia Chairman of the Employee Benefits Committee

Date: June 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
J. Reid Porter J. Reid Porter	Executive Vice President and Chief Financial Officer	June 30, 2003
Stephen P. Malia Stephen P. Malia	Senior Vice President Human Resources	June 30, 2003
E. Paul Dunn E. Paul Dunn	Vice President and Treasurer	June 30, 2003
Mary Ann Hynes Mary Ann Hynes	Senior Vice President and General Counsel	June 30, 2003
James O. Siemers James O. Siemers	Director of Compensation and Benefits	June 30, 2003

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Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
99.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X
99.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X